SECURITIES AND EXCHANGE COMMISSION
                                   Washington, DC  20549


                                         FORM 11-K


                  FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                    AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                              SECURITIES EXCHANGE ACT OF 1934



      [X]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                              SECURITIES EXCHANGE ACT OF 1934

                        For the fiscal year ended December 31, 1996

      [  ]          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                              SECURITIES EXCHANGE ACT OF 1934

                               Commission file number 1-3551



              EQUITABLE RESOURCES, INC. EMPLOYEE SAVINGS AND PROTECTION PLAN

                     (Full title of the Plan and address of the Plan, if different from that of the issuer named below)




                                EQUITABLE RESOURCES, INC.

                               420 Boulevard of the Allies,
                              Pittsburgh, Pennsylvania  15219


                  (Name of issuer of the securities held pursuant to the
                      plan and the address of principal executive office)

                                           SIGNATURE








        Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.









                              EQUITABLE RESOURCES, INC.
                        EMPLOYEE SAVINGS AND PROTECTION PLAN
                                   (Name of Plan)




             By
                                  A. Mark Abramovic
                              Senior Vice President -
                             and Chief Financial Officer





June 27, 1997

                                           CONTENTS


                                                                      Page

Report of independent auditors                                          3


Financial statements

  Statements of net assets available for benefits                       4
  Statement of changes in net assets available for benefits            5-8
  Notes to financial statements                                       9-14

Supplementary information                                           Schedule

  Assets held for investment                                            1
  Transactions or series of transactions in excess of 5% of the
     current value of plan assets                                       2

                          REPORT OF INDEPENDENT AUDITORS



Administrative Committee
Equitable Resources, Inc. Employee Savings and Protection Plan


        We have audited the accompanying statements of net assets available for plan benefits of the Equitable Resources, Inc. Employee Savings and Protection Plan (the Plan) as of December 31, 1996, and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1996, and transactions or series of transactions in excess of 5% of the current value of plan assets for the year ended December 31, 1996, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 financial statements taken as a whole.




                                                        Ernst & Young LLP


Pittsburgh, Pennsylvania
May 23, 1997



                                   EQUITABLE RESOURCES, INC.
                             EMPLOYEE SAVINGS AND PROTECTION PLAN
                     STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                    December 31
                                                           1996                    1995

Investments, at fair value-Note 3:
   Equitable Life Fixed Income Fund                  $            -         $     1,519,045
   Equitable Life Balanced Fund                                   -               1,524,715
   Equitable Life Aggressive Stock Fund                           -                 258,455
   Equitable Life Common Stock Fund                               -               2,487,125
   Equitable Life Bond Fund                                       -                 315,388
   The George Putnam Fund of Boston                       1,915,926                 366,549
   The Putnam Fund for Growth and Income                  3,689,256                 647,597
   Putnam Income Fund                                       569,759                 241,377
   Putnam Voyager Fund                                    1,111,159                 252,786
   Putnam Asset Allocation-Growth Portfolio                  25,196                   3,812
   Putnam Asset Allocation-Balanced Portfolio                79,771                   3,881
   Putnam Asset Allocation-Conservative Portfolio             2,845                     674
   Putnam International Growth Fund                          93,710                  19,624
   Loan Fund                                                206,263                 149,591
   Putnam Stable Value Fund                               2,001,970                 840,420
   Employer Stock Fund                                       58,112                   9,468
                                                     --------------         ---------------
                                                          9,753,967               8,640,507

Receivables:
   Matching Contribution                                      3,713                       -
   Contract Contribution                                     43,211                       -
                                                     --------------         ---------------

                                                             46,924                       -
                                                     --------------         ---------------

Net Assets Available for Plan Benefits               $    9,800,891         $     8,640,507
                                                     ==============         ===============



                                          EQUITABLE RESOURCES, INC.

                                    EMPLOYEE SAVINGS AND PROTECTION PLAN
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                            WITH FUND INFORMATION
                                    FOR THE YEAR ENDED DECEMBER 31, 1996



                                             Equitable                       Equitable         Equitable
                                               Life          Equitable         Life              Life
                                               Fixed           Life         Aggressive          Common
                                              Income         Balanced          Stock             Stock
                                               Fund            Fund            Fund              Fund

Additions to net assets attributed to:
  Investment income
     Interest and dividends                 $   52,686      $        -      $        -         $       -
     Interest on participant loans                   -               -               -                 -
                                            ----------      ----------      ----------         ---------

        Total investment income                 52,686               -               -                 -

  Gain realized on sale or distribution of
     Equitable Resources, Inc. Common Stock          -               -               -                 -
  Unrealized appreciation of investment in
     Equitable Resources, Inc. Common Stock          -               -               -                 -
  Increase (decrease) in value of investment         -          37,496          40,480           121,526
  Contributions
     Matching                                        -               -               -                 -
     Contract                                        -               -               -                 -
                                            ----------      ----------      ----------         ---------
        Total contributions                          -               -               -                 -
                                            ----------      ----------      ----------         ---------

        Total additions                         52,686          37,496          40,480           121,526

Deductions from net assets attributed to:
  Withdrawals by participants                  307,233         244,639          16,334           148,586
  Purchase of life insurance                         -               -               -                 -
  Expenses                                       7,517           7,128           1,495            11,864
                                            ----------      ----------      ----------         ---------

        Total deductions                       314,750         251,767          17,829           160,450

Transfers to (from) funds                   (1,256,981)     (1,310,444)       (281,106)       (2,448,201)
                                            ----------      ----------      ----------         ----------

        Net increase (decrease) in net
        assets available for plan benefits  (1,519,045)     (1,524,715)       (258,455)       (2,487,125)

Net assets available for plan benefits:
  At beginning of year                       1,519,045       1,524,715         258,455         2,487,125
                                            ----------      ----------      ----------         ---------

  At end of year                            $        0      $        0      $        0        $        0
                                            ==========      ==========      ==========        ==========




                                          EQUITABLE RESOURCES, INC.
                                    EMPLOYEE SAVINGS AND PROTECTION PLAN
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                            WITH FUND INFORMATION
                                    FOR THE YEAR ENDED DECEMBER 31, 1996




  Equitable                      The Putnam
    Life         The George       Fund for         Putnam          Putnam           Putnam
    Bond         Putnam Fund       Growth          Income          Voyager          Growth
    Fund          of Boston      and Income         Fund            Fund           Portfolio



 $       -       $  139,618       $ 290,146        $  25,141      $   71,475      $    1,310
         -                -               -                -               -               -
 ---------       ----------       ---------        ---------      ----------       ---------

         -          139,618         290,146           25,141          71,475           1,310


         -                -               -                -               -               -

         -                -               -                -               -               -
    (2,926)          62,014         189,656            4,430          (5,863)            820

         -            8,542          20,077            5,107          19,374             429
         -          184,101         326,517           62,535         337,747           8,676
 ---------       ----------       ---------        ---------      ----------       ---------
         -          192,643         346,594           67,642         357,121           9,105
 ---------       ----------       ---------        ---------      ----------       ---------

    (2,926)         394,275         826,396           97,213         422,733          11,235


    11,696          127,017         122,023           51,128          20,616             460
         -                -               -                -               -               -
     1,429              787           1,239              304             911              95
 ---------       ----------       ---------        ---------      ----------       ---------

    13,125          127,804         123,262           51,432          21,527             555

  (299,337)       1,289,704       2,351,814          285,135         470,997          11,083
 ---------       ----------       ---------        ---------      ----------       ---------


  (315,388)       1,556,175       3,054,948          330,916         872,203          21,763


   315,388          366,549         647,597          241,377         252,786           3,812
 ---------       ----------       ---------        ---------      ----------       ---------

 $       0       $1,922,724       $3,702,545       $ 572,293      $1,124,989      $   25,575
 =========       ==========       ==========       =========      ==========       =========



                                  EQUITABLE RESOURCES, INC.
                             EMPLOYEE SAVINGS AND PROTECTION PLAN
               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                    WITH FUND INFORMATION
                             FOR THE YEAR ENDED DECEMBER 31, 1996





                                              Putnam                 Putnam                  Putnam
                                             Balanced             Conservative            International
                                             Portfolio              Portfolio              Growth Fund

Additions to net assets attributed to:
  Investment income
     Interest and dividends                  $  5,570               $    157                $  1,331
     Interest on participant loans                  -                      -                       -
                                             --------               --------                --------

        Total investment income                 5,570                    157                   1,331

  Gain realized on sale or distribution of
     Equitable Resources, Inc. Common Stock         -                      -                       -
  Unrealized appreciation of investment in
     Equitable Resources, Inc. Common Stock         -                      -                       -
  Increase (decrease) in value of investment    3,809                     47                   7,823
  Contributions
     Matching                                   1,119                      -                   3,434
     Contract                                  16,367                  2,258                  41,338
                                             --------               --------                --------
        Total contributions                    17,486                  2,258                  44,772
                                             --------               --------                --------

        Total additions                        26,865                  2,462                  53,926

Deductions from net assets attributed to:
  Withdrawals by participants                     615                    222                   1,885
  Purchase of life insurance                        -                      -                       -
  Expenses                                         66                     21                     142
                                             --------               --------                --------

        Total deductions                          681                    243                   2,027

Transfers to (from) funds                      50,355                     40                  23,869
                                             --------               --------                --------

        Net increase (decrease) in net
        assets available for plan benefits     76,539                  2,259                  75,768

Net assets available for plan benefits:
  At beginning of year                          3,881                    674                  19,624
                                             --------               --------                --------

  At end of year                             $ 80,420               $  2,933                $ 95,392
                                             ========               ========                ========




                                          EQUITABLE RESOURCES, INC.
                                    EMPLOYEE SAVINGS AND PROTECTION PLAN
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                            WITH FUND INFORMATION
                                    FOR THE YEAR ENDED DECEMBER 31, 1996





 Putnam             Putnam             Employer             Life
  Loan              Stable               Stock            Insurance           Combined
  Fund            Value Fund             Fund               Fund                Funds



$      -          $   77,924           $   1,156           $       -         $  666,514
  15,295                   -                   -                   -             15,295
--------          ----------           ---------           ---------         ----------

  15,295              77,924               1,156                   -            681,809


       -                   -                 161                   -                161

       -                   -                 970                   -                970
       -                   -                   -                   -            459,312

       -              15,076              13,448                   -             86,606
       -             174,217              19,438               4,179          1,177,373
--------          ----------           ---------           ---------         ----------
       -             189,293              32,886               4,179          1,263,979
--------          ----------           ---------           ---------         ----------

  15,295             267,217              35,173               4,179          2,406,231
--------          ----------           ---------           ---------         ----------


   7,300             146,445                 948                   -          1,207,147
       -                   -                   -               4,179              4,179
       -               1,428                  95                   -             34,521
--------          ----------           ---------           ---------         ----------

   7,300             147,873               1,043               4,179          1,245,847

  48,677           1,048,695              15,700                   -                  -
--------          ----------           ---------           ---------         ----------


  56,672           1,168,039              49,830                   -          1,160,384


 149,591             840,420               9,468                   -          8,640,507
--------          ----------           ---------           ---------         ----------

$206,263          $2,008,459           $  59,298           $       -         $9,800,891
========          ==========           =========           =========         ==========


                                   EQUITABLE RESOURCES, INC.

                             EMPLOYEE SAVINGS AND PROTECTION PLAN
                       NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDING
                                       DECEMBER 31, 1996



1.    Description of the Plan

      The following description of the Equitable Resources, Inc. Employee Savings and Protection Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General

      The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature, implemented on September 1, 1987, by Equitable Resources, Inc. and certain subsidiaries (the Company or Companies).

      All regular, full-time employees of the Companies who are covered by a collective bargaining agreement are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      In December 1995 the Company changed the Plan year to a calendar year from the previous Plan year of October 31. The change had no effect on net assets available for plan benefits.

      Contributions

      The Companies make contributions to the Plan equal to the amount by which participants agree to reduce their salaries (Contract Contributions). These contributions are considered to be Company (as opposed to employee) contributions to the Plan. In addition, prior to January 1, 1996, the Companies could, at their discretion, contribute an additional amount to the Plan (Discretionary Contributions). No Discretionary Contributions were made for the period ended December 31, 1995.

      Matching contributions are subject to collective bargaining. Effective January 1, 1996, the Companies began matching 50 percent of the first six percent of Contract Contributions made (Matching Contributions) in lieu of making Discretionary Contributions for Local Union No. 1956. All contributions are allocated to individual participant accounts.

      Rollover Contributions

      Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

      Vesting

      Participants are 100% vested in the value of Contract Contributions made, and any rollover contributions.

      If employment is terminated for any reason other than retirement, death, or total and permanent disability, a participant is entitled to receive the vested value of any Discretionary and Matching Contributions, as determined in accordance with the following schedule:

               Years of Continuous Service                 Vested Interest

                  Less than five years                              0%
                  Five years or more                              100%

      Amounts forfeited by participants upon termination will be used to reduce the amount of the Company's future Matching Contributions to the Plan.

      Upon retirement, death, total and permanent disability or termination of the Plan, a participant is entitled to receive the full value of any Discretionary or Matching Contributions, regardless of years of continuous service.

      Withdrawals by Participants

      Payments to participants are made in one of two ways: a single cash payment or distribution of stock (mandatory for participants who are terminated for a reason other than retirement, death or disability) or equal periodic payments over the lesser of:

      a)  the life expectancy of the participant and beneficiary or

      b)  twenty (20) years.

      Loans to Participants

      A participant may borrow money from the Plan in amounts up to 50 percent of the value of the participant's account, plus the vested portion of Discretionary and Matching Contributions, subject to certain limitations. All loans are at a rate consistent with rates charged by commercial lenders for similar loans. One half of the participant's nonforfeitable interest in the Plan at the time of the loan is pledged as collateral.

      Investment of Contributions

      Contributions are initially deposited with the Plan's trustee, Putnam Investments (Putnam). The Plan authorizes the participants to direct Putnam to invest their accounts in various combinations of the investments funds described below.

      a. The George Putnam Fund of Boston - is a mutual fund that consists of a portfolio balanced between stocks and bonds.

      b. The Putnam Fund for Growth and Income - is a mutual fund that invests primarily in common stocks that offer potential for capital growth, current income, or both.

      c. Putnam Income Fund - is a mutual fund that invests primarily in income-producing securities, including both government and corporate obligations, preferred stocks, and dividend-paying common stocks.

      d. Putnam Voyager Fund - is a mutual fund that invests primarily in common stocks of smaller and newer companies expected to grow substantially faster than that of the market averages.

      e. Putnam Asset Allocation: Growth Portfolio - is a mutual fund focusing on capital appreciation by investing in a range of both equity and fixed income securities. Equity securities can range between 65-95% of the total assets of the Fund with fixed income securities ranging between 5-35% of the total assets of the Fund.

      f. Putnam Asset Allocation: Balanced Portfolio - is a mutual fund focusing on total return by investing in a range of both equity and fixed income securities. Equity securities can range between 25-50% of the total assets of the Fund with fixed income securities ranging between 25-50% of the total assets of the Fund.

      g. Putnam Asset Allocation: Conservative Portfolio - is a mutual fund focusing on total return consistent with preservation of capital; the Fund invests in a range of both equity and fixed income securities. Equity securities can range between 25-45% of the total assets of the Fund with fixed income securities ranging between 55-75% of the total assets of the Fund.

      h. Putnam International Growth Fund - is a mutual fund that invests primarily in a diversified portfolio of stocks of companies located outside North America.

     i. Putnam Stable Value Fund - is a collective investment trust which invests primarily in high-quality fixed-income investments that offer price stability and liquidity; these investments may include guaranteed investment contracts (GICs) that are guaranteed by an insurance company or bank and generally provide a fixed rate of return for a specified time period. Should the underlying insurance companies and banks which issued the investments experience inadequate financial return on their assets, it could potentially affect the investment return or principal of the Plan's investments. Presently, the Plan is not aware of any situation which would cause this to occur. Withdrawals from this Fund may be temporarily delayed at Putnam's discretion due to the liquidity of the assets underlying this Fund.

      j.  Employer Stock Fund - invests in the Common Stock of the Company.

      k. Life Insurance Fund - comprised solely of life insurance contracts issued on the lives of participants. This option is subject to a limitation that no more than 25% of the contributions allocated to a participant may be allocated to the purchase of insurance. Amounts contributed to the Plan for life insurance premiums are paid out to an insurance carrier and are reflected as an expense of the Plan. A Company contract with EQUICOR provides this investment vehicle and fund management.

2.    Summary of Significant Accounting Policies

      Investments

      The Equitable Resources, Inc. common stock is valued at market price as quoted on the New York Stock Exchange. The Fixed Income Fund and contracts included in the Stable Value Fund are valued at face value, which approximates market. Other investments are valued at market.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


3.    Investments

      Investments at December 31, 1996, and December 31, 1995, are comprised of:

                                                                        DECEMBER 31, 1996
                                                                     Fair            Original
                                                                     Value             Cost

      The George Putnam Fund of Boston                         $   1,915,926     $   1,856,207
      The Putnam Fund for Growth and Income                        3,689,256         3,521,037
      Putnam Income Fund                                             569,759           562,234
      Putnam Voyager Fund                                          1,111,159         1,124,218
      Putnam Asset Allocation - Growth Portfolio                      25,196            24,801
      Putnam Asset Allocation - Balanced Portfolio                    79,771            76,016
      Putnam Asset Allocation - Conservative Portfolio                 2,845             2,804
      Putnam International Growth Fund                                93,710            85,820
      Loan Fund                                                      206,263           206,263
      Putnam Stable Value Fund                                     2,001,970         2,001,970
      Employer Stock Fund*                                            58,112            55,189
                                                               -------------     -------------

         Total                                                 $   9,753,967     $   9,516,559
                                                               =============     =============

                                                                        DECEMBER 31, 1995
                                                                     Fair            Original
                                                                     Value             Cost

      Equitable Life Fixed Income Fund                         $   1,519,045     $   1,519,132
      Equitable Life Balanced Fund                                 1,524,715         1,430,837
      Equitable Life Aggressive Stock Fund                           258,455           241,707
      Equitable Life Common Stock Fund                             2,487,125         2,293,915
      Equitable Life Bond Fund                                       315,388           298,433
      The George Putnam Fund of Boston                               366,549           360,204
      The Putnam Fund for Growth and Income                          647,597           656,175
      Putnam Income Fund                                             241,377           238,405
      Putnam Voyager Fund                                            252,786           257,513
      Putnam Asset Allocation - Growth Portfolio                       3,812             3,845
      Putnam Asset Allocation - Balanced Portfolio                     3,881             3,878
      Putnam Asset Allocation - Conservative Portfolio                   674               672
      Putnam International Growth Fund                                19,624            19,295
      Loan Fund                                                      149,591           149,591
      Putnam Stable Value Fund                                       840,420           840,420
      Employer Stock Fund*                                             9,468             8,956
                                                               -------------     -------------

         Total                                                 $   8,640,507     $   8,322,978
                                                               =============     =============

      The annual interest rate for the Stable Value Fund was 6.01% for the year ended December 31, 1996.

      * Represents 1,953 and 303 shares of common stock at December 31, 1996, and December 31, 1995, respectively.




4.    Gain Realized on Sale/Distribution of Stock

      During the year ended December 31, 1996, 988 shares of Equitable Resources, Inc. Common Stock with a market value of $27,622 were sold at an average price of $27.96 per share. The cost of the shares sold was calculated using the "average cost" method.

5.    Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interests of all affected participants will become fully vested.

6.    Income Tax Status of Plan

      The Internal Revenue Service has determined that the Plan is qualified under Section 401(a) of the Internal Revenue Code and exempt under Section 501(a) of the Code. Future amendments will be made to the Plan as necessary so that the Plan remains qualified and tax exempt under the Code.

7.    Federal Income Tax Status - Employee

      Contributions by the employer to the Plan (including those resulting from salary reduction) and all dividends and interest earned on such contributions are not taxable to the participant for federal income tax purposes until distributed.

      The tax consequences, to participants, of a distribution from the Plan are dependent upon the circumstances existing at the time of distribution. Delinquent and unpaid loans are considered distributions from the Plan. In general, a participant is subject to federal income tax on a distribution in the year received. Special rules applicable to lump sum distributions may result in deferral of taxation in whole or in part.



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                                   SUPPLEMENTARY INFORMATION



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


                                                     EQUITABLE RESOURCES, INC.                                 SCHEDULE 1

                                            EMPLOYEE SAVINGS AND PROTECTION PLAN

                                                   ASSETS HELD FOR INVESTMENT
                                                       DECEMBER 31, 1996

                                                                                                                         CURRENT
           IDENTITY OF ISSUE                       DESCRIPTION OF INVESTMENT                     COST                     VALUE

The George Putnam Fund of Boston                         116,825 units                     $   1,856,207             $  1,915,926
The Putnam Fund for Growth and Income                    204,731 units                     $   3,521,037             $  3,689,256
Putnam Income Fund                                       81,278 units                      $     562,234             $    569,759
Putnam Voyager Fund                                      68,930 units                      $   1,124,218             $  1,111,159
Putnam Asset Allocation-Growth Portfolio                  2,244 units                      $      24,801             $     25,196
Putnam Asset Allocation-Balanced Portfolio                7,605 units                      $      76,016             $     79,771
Putnam Asset Allocation-Conservative Portfolio             297 units                       $       2,804             $      2,845
Putnam International Growth Fund                          6,235 units                      $      85,820             $     93,710
Loan Fund                                                 9.25%                                   NA                 $    206,263
Putnam Stable Value Fund                                  6.01 % per annum(2)              $   2,001,970             $  2,001,970
Employer Stock Fund(1)                                    1,953 shares                     $      55,189             $     58,112


--------
(1)Party in interest to the Plan.
(2)Rate in effect for the period ended December 31, 1996.


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


                                                      EQUITABLE RESOURCES, INC.                                         SCHEDULE 2

                                               EMPLOYEE SAVINGS AND PROTECTION PLAN

                                      TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF 5%
                                               OF THE CURRENT VALUE OF PLAN ASSETS
                                               FOR THE YEAR ENDED DECEMBER 31, 1996




                                                   NUMBER OF        TOTAL        NUMBER      TOTAL SALES    ORIGINAL      NET GAIN
 PARTY INVOLVED      DESCRIPTION OF INVESTMENT     PURCHASES      PURCHASES     OF SALES      PROCEEDS        COST        OR (LOSS)

  CATEGORY (I)      INDIVIDUAL TRANSACTION IN EXCESS OF FIVE PERCENT OF PLAN ASSETS
        *        Equitable Life Fixed Income Fund      -         $         -        1      $  1,222,851     $1,222,851    $      -
        *          Equitable Life Balanced Fund        -         $         -        1      $  1,334,893     $1,334,893    $      -
        *        Equitable Life Common Stock Fund      -         $         -        1      $  2,363,261     $2,363,261    $      -
        *        The George Putnam Fund of Boston      1         $ 1,334,893        -      $          -     $1,334,893    $      -
        *          Putnam Growth and Income Fund       1         $ 2,363,261        -      $          -     $2,363,261    $      -
        *            Putnam Stable Value Fund          1         $ 1,222,851        -      $          -     $1,222,851    $      -

 CATEGORY (III)     SERIES OF TRANSACTIONS IN EXCESS OF FIVE PERCENT OF PLAN ASSETS
        *        Equitable Life Fixed Income Fund      -         $         -       65      $  1,613,421     $1,613,421    $      -
        *          Equitable Life Balanced Fund        -         $         -       52      $  1,600,517     $1,600,517    $      -
        *        Equitable Life Common Stock Fund      -         $         -       45      $  2,632,697     $2,632,697    $      -
        *        The George Putnam Fund of Boston     77         $ 1,702,489        -      $          -     $1,702,489    $      -
        *          Putnam Growth and Income Fund      89         $ 3,134,954        -      $          -     $3,134,954    $      -
        *               Putnam Voyager Fund           98         $   916,777        -      $          -     $  916,777    $      -
        *            Putnam Stable Value Fund         103        $ 1,554,573        -      $          -     $1,554,573    $      -



* The  above  transactions  were  carried  out by  the  Plan's  Trustee,  Putnam
Investments.


  There were no Category (ii) or (iv) reportable transactions during the twelve-month period ended December 31, 1996.

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